Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS COMPLETES FIRST PART OF SINGLE ASCENDING DOSE STUDY FOR ASLAN004 TARGETING ATOPIC DERMATITIS

- Interim results support competitive efficacy, potential for monthly dosing and favourable safety profile

Singapore, 29 March 2019 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage biopharmaceutical company developing novel therapeutics for global markets, today announced the completion of the first part of the single ascending dose (SAD) study testing the intravenous formulation of the first-in-class therapeutic antibody ASLAN004 in healthy volunteers. ASLAN004 is a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of atopic dermatitis, such as redness and itching of the skin.

The phase 1 SAD study was conducted at a single site in Singapore and demonstrated that ASLAN004 was safe and well tolerated at all doses when administered to healthy volunteers intravenously. There were no adverse events that led to discontinuations. Analysis of downstream mediators including phosphorylation of STAT6 (pSTAT6), a critical mediator of allergic inflammation, demonstrated complete inhibition within one hour of dosing, which was then maintained for more than 29 days, suggesting monthly dosing may be achievable.

In the second part of the ongoing SAD study, a subcutaneous formulation is being tested. ASLAN dosed the last patient on 27 March and will report data from the second part of the study in May. ASLAN plans to initiate a multiple ascending dose study in moderate to severe atopic dermatitis patients in the second half of 2019.

Dr Mark McHale, Head of Research & Development of ASLAN Pharmaceuticals, said: “ASLAN is the only company with a therapeutic antibody targeting IL-13Rα1, and ASLAN004 is only the second drug after dupilumab to target the receptor complex, blocking signalling of both IL-4 and IL-13. Targeting this receptor complex has been shown to be highly effective in atopic dermatitis and, in contrast to ligand blockade, has also been successful in other allergic disease indications, such as asthma. Although there are several drugs in development for atopic dermatitis, no-one has yet demonstrated once-monthly dosing with efficacy comparable or superior to dupilumab.”

Atopic dermatitis (AD) is the most common dermatological disease, affecting over 200 million patients worldwide1, characterised by red inflamed skin and severe daytime and night time itching, which can severely impact patients’ quality of life. In the US, it is estimated that AD occurs in 7.3% of adults2 whilst the global atopic dermatitis market is estimated to reach US$14.8 billion by 20253. Currently available therapeutics are limited and management is challenging in the majority of cases.

Ends

1 Nutten, S. 2015. Atopic dermatitis: global epidemiology and risk factors

2 Atopic Dermatitis in America, accessed 17 October 2018

3 Decision Resources, 2017

Media and IR contacts

Emma Thompson	Robert Uhl
Spurwing Communications	Westwicke Partners
Tel: +65 6340 7287	Tel: +1 858 356 5932
Email: ASLAN@spurwingcomms.com	Email: robert.uhl@westwicke.com

About ASLAN004

ASLAN004 is a fully human monoclonal antibody that targets the IL-13 receptor α1 subunit, or IL-13Rα1, with potential to be a best-in-class therapy. By targeting IL-13Rα1, ASLAN004 potently inhibits signalling of both interleukin 4, or IL-4, and interleukin 13, or IL-13. IL-4 and IL-13 are central to triggering symptoms of allergy in atopic dermatitis, such as redness and itching of the skin, as well as asthma symptoms such as shortness of breath, wheezing and coughing.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets. ASLAN targets diseases that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s portfolio is comprised of three product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways.

ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.